November 23, 1999


AXP Stock Fund, Inc.
IDS Tower 10
Minneapolis, Minnesota  55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of the Company and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Very truly yours,


/s/ Leslie L. Ogg
    Leslie L. Ogg
Attorney at Law
901 S. Marquette Ave., Suite 2810
Minneapolis, Minnesota  55402-3268

LLO/SP/jj